UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2003

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	[ ]	Form 40-F	[ X ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                 .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: March 14, 2003	By /s/ RANDY MILNER

	Name:	Randy Milner
	Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE

Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

METHANEX REVIEWING OPTIONS FOR LONG-TERM METHANOL SUPPLY IN ASIA PACIFIC

March 13, 2003

Methanex announced today that its currently proposed two million tonne per year methanol project planned for the Burrup Peninsula of Western Australia has been put on hold as the Company studies alternatives for long-term methanol supply to its customers in Asia Pacific.

Bruce Aitken, Methanex’s Senior Vice President for Asia Pacific, commented, “This proposed development has become increasingly difficult to progress in its originally intended form. For Methanex, the capital costs for a greenfield project of this size have become disproportionately high.” Mr. Aitken continued, “Northwest Australia remains an attractive location to build a methanol plant and we are evaluating several alternatives including installing capacity in smaller increments that would be more manageable from a cost perspective. Our Asian customers are very important to us and we are committed to maintaining our position in Asia.”

Pierre Choquette, President and CEO of Methanex, added, “Our commitment to the methanol industry is evident in our significant projects currently underway. The 1.7 million tonne per year Atlas methanol project, that we are constructing in Trinidad with our partner BP, is scheduled for completion early next year. In addition, work has commenced on the 840,000 tonne per year expansion at our low cost methanol production hub in Chile. We expect to complete the Chile expansion in early 2005. Methanex is focused on establishing a production hub in the Asia Pacific region and Australia is still the preferred location for a new supply source.”

Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.” Methanex can be visited online at www.methanex.com.

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Inquiries: Chris Cook Director, Investor Relations Phone: (604) 661-2600	Information in this news release may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements, including the ability to successfully develop worldscale methanol projects. Please also refer to page 28 in our 2001 Annual Report for more information on forward-looking statements